



05043484

SECU_____.MISSION

Washington, D.C. 20549

AM 8/29/2005

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 26943

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ____07/01/04____ AND ENDING ____06/30/05____
                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
   BRUCE A. LEFAVI SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

 1245 E. BRICKYARD ROAD, SUITE 550
                         (No. And Street)

SALT LAKE CITY   UTAH   84106
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

 BRUCE A. LEFAVI   (801) 486-9000
                                        (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JENSEN & KEDDINGTON, P.C.
                 (Name -- if individual, state last, first, middle name)

 5292 SOUTH COLLEGE DR STE 101   SALT LAKE CITY   UTAH   84123
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
   ☒ Certified Public Accountant
   ☐ Public Accountant
   ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section
240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in
this form are not required to respond unless the form displays a currently valid OMB
control number.

1

OATH OR AFFIRMATION

I, ___Bruce A. Lefavi_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Bruce A. Lefavi Securities, Inc._____, as of ___June 30_____, 20__05___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

___None_____

BRETT MUNSON
Notary Public
State of Utah
My Comm. Expires Jan 10, 2008
1245 E. Brickyard Rd., Ste 550 SLC UT 84106

_____
Signature

President

_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes of Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☒ (o) Independent auditor's report on internal control structure required by SEC Rule 17a-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BRUCE A. LEFAVI SECURITIES, INC.

FINANCIAL STATEMENTS

For The Year Ended June 30, 2005

Together With Independent Auditor's Report

BRUCE A. LEFAVI SECURITIES, INC.
TABLE OF CONTENTS
June 30, 2005

	Page
Facing Page	1
Oath or Affirmation	2
Independent Auditor's Report	3
Statement of Financial Condition	4
Statement of Income	5
Statement of Cash Flows	6-7
Statement of Changes in Stockholder's Equity	8
Notes to Financial Statements	9-10
Supplementary Information:	
Computation of Net Capital	11
Exemptive Provision Under Rule 15c3-3	12
Reconciliation of Net Capital per FOCUS Report Filed and Audited Financial Statements	13
Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5	14-15



Jensen & Keddington, P.C.

Certified Public Accountants

Jeffrey B. Jensen, CPA
Gary K. Keddington, CPA
Brent E. Christensen, CPA
Jeffrey B. Hill, CPA

INDEPENDENT AUDITOR'S REPORT

Bruce A. Lefavi
Bruce A. Lefavi Securities, Inc.
Salt Lake City, Utah

We have audited the accompanying statement of financial condition of Bruce A. Lefavi Securities, Inc. as of June 30, 2005, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bruce A. Lefavi Securities, Inc. as of June 30, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information, as listed in the table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jensen & Keddington

July 29, 2005

3

Telephone (801) 262-4554   5292 So. College Dr., Suite 101
Fax (801) 265-9405   Salt Lake City, Utah 84123

BRUCE A. LEFAVI SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
June 30, 2005

ASSETS

Cash - checking	$	4,546
Cash - money market		422
Commissions receivable		103,209
Due from related party		295,144
Property and equipment - net		6,729
Deposits		15,000
Income tax receivable		1,174
Deferred tax asset		6,126
Other assets		4,500
TOTAL ASSETS	$	436,850

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Accounts payable	$	1,333
Income taxes payable		5,689
Total Liabilities		7,022
STOCKHOLDER'S EQUITY:		
Common stock, $1 par value; 50,000 shares authorized, 5,000 shares issued and outstanding		5,000
Additional paid-in capital		21,208
Retained earnings		403,620
Total Stockholder's Equity		429,828
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	436,850

The accompanying notes are an integral part of these financial statements.

BRUCE A. LEFAVI SECURITIES, INC.
STATEMENT OF INCOME
June 30, 2005

REVENUE:		
Commissions	$	1,274,043
EXPENSES:		
Professional services		1,139,555
Depreciation expense		9,655
Clearing		59,179
Regulatory fees and licenses		11,827
Other		332
Total Expenses		1,220,548
Income From Operations		53,495
OTHER INCOME:		
Interest income		17,441
Total Other Income		17,441
Income Before Income Taxes		70,936
Provision for Income Taxes		(15,777)
NET INCOME	$	55,159

The accompanying notes are an integral part of these financial statements.

BRUCE A. LEFAVI SECURITIES, INC.
STATEMENT OF CASH FLOWS
June 30, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$	55,159
Adjustments to reconcile net income to net cash from operating activities:		
Depreciation expense		9,655
Interest income added to due from related party		(21,779)
(Increase) decrease in assets:		
Commissions receivable		(70,048)
Interest receivable - related party		12,774
Income tax refund receivable		618
Deposits		2,500
Deferred tax asset		(2,169)
Other assets		(4,500)
Increase (decrease) in liabilities:		
Income taxes payable		5,689
Net Cash From Operating Activities		(12,101)
Net (Decrease) in Cash		(12,101)
Cash, June 30, 2004		17,069
Cash, June 30, 2005	$	4,968

The accompanying notes are an integral part of these financial statements.

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for income taxes	$	14,313

SCHEDULE OF NONCASH INVESTING AND FINANCING TRANSACTIONS

Interest income added to due from related party	$	21,779
Consolidation of due to related party with due from related party		35,000

The accompanying notes are an integral part of these financial statements.

BRUCE A. LEFAVI SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
June 30, 2005

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance, June 30, 2004	$ 5,000	$ 21,208	$ 348,461	$ 374,669
Net income			55,159	55,159
Balance, June 30, 2005	$ 5,000	$ 21,208	$ 403,620	$ 429,828

The accompanying notes are an integral part of these financial statements.

BRUCE A. LEFAVI SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1   NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
Bruce A. Lefavi Securities, Inc. (the Company) was incorporated under the laws of the State of Utah on November 12, 1980. The Company was organized as a securities broker and dealer on January 8, 1982. The Company is located in Salt Lake City, Utah. Customers are located in states in which the Company is registered. Commission revenue is derived principally from trading in securities, mutual fund retailing, selling annuities and limited partnerships, etc. Securities transactions for customers are cleared through another broker-dealer on a fully disclosed basis. Mutual fund, annuity and limited partnership transactions are cleared through various investment companies. The Company, therefore, does not handle customer funds or securities.

Concentration of Credit Risk
The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Revenue Recognition
Transactions and related income and expense are recorded on a trade date basis, which is the day each transaction is executed.

Statement of Cash Flows
For purposes of the Statement of Cash Flows, the Company considers cash to comprise of the cash - checking and cash - money market accounts.

Commissions Receivable
Commissions receivable are recorded when transactions are executed. Commissions receivable are written off when they are determined to be uncollectible. The Company has determined that no allowance for doubtful accounts is necessary at June 30, 2005. This determination is based on the Company's historical losses, the existing economic conditions in the securities brokers and dealers industry, and financial stability of its customers.

Property and Equipment
Property and equipment are recorded at cost, and depreciated over the estimated useful lives of the assets. Depreciation is computed on the straight-line method.

Income Taxes
Deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. The deferred tax account resulted from the use of accelerated methods of depreciation for tax purposes.

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2   PROPERTY AND EQUIPMENT

At June 30, 2005, property and equipment totaled $55,293, net of accumulated depreciation of $48,564. Depreciation expense for the year ended June 30, 2005 was $9,655.

NOTE 3   DEFERRED INCOME TAXES

Certain items of expense are recognized for income tax purposes in different periods from those in which such items are recognized for financial reporting purposes. The deferred income tax liability represents the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The components of income tax provision are as follows:

Current income tax expense	$ 17,946
Deferred income tax adjustment	(2,169)
Provision for income taxes	$ 15,777

The Company had a net deferred tax asset of $6,126. The deferred tax asset relates primarily to the difference in depreciation methods for books and tax purposes.

NOTE 4   RELATED PARTY TRANSACTIONS

The Company has entered into a professional services agreement with a Utah corporation of which the stockholder is also the stockholder of the Company. These services include accounting, regulatory, maintenance, advertising, research, equipment and office rental, etc. This agreement requires the Company to pay a majority of their income to the related party. The Company expensed $1,126,655 for services rendered for the year ended June 30, 2005.

Due From Related Party
The Company has two demand notes receivable from a related party with interest at 6% for a combined total of $295,144.

NOTE 5   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2005, the Company had net capital of $96,497, which was $91,497 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .07 to 1.

NOTE 6   AVAILABILITY OF ANNUAL AUDIT REPORT

Pursuant to Rule 17a-5 of the Securities and Exchange Commission, the Company's annual audit report as of June 30, 2005 is available for examination at the office of the Company in Salt Lake City, Utah and the Securities and Exchange Commission in Denver, Colorado.

SUPPLEMENTARY INFORMATION

BRUCE A. LEFAVI SECURITIES, INC.
COMPUTATION OF NET CAPITAL
June 30, 2005

COMPUTATION OF NET CAPITAL

Total ownership equity from Statement of Financial Condition	$	429,828
Deduct ownership equity not allowable for net capital		-
Total ownership equity qualified for net capital		429,828
Deductions and/or charges		
Total non-allowable assets from Statement of Financial Condition		(333,331)
Net capital before haircuts on securities positions		96,497
Haircuts on securities (computed, where applicable, pursuant to 15c-3-1(f))		
Trading and investment securities - other securities		-
Net Capital	$	96,497

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	468
Minimum of dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries		5,000
Net capital requirement (larger of the above)		5,000
Excess net capital	$	91,497
Excess net capital at 1000%	$	95,795

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total A.I. Liabilities from Statement of Financial Condition	$	7,022
Adjustment to aggregate indebtedness		-
Total aggregate indebtedness	$	7,022
Ratio of aggregate indebtedness to net capital		0.07 to 1

BRUCE A. LEFAVI SECURITIES, INC.
EXEMPTIVE PROVISION UNDER RULE 15C3-3
June 30, 2005

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based:

C.   (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Clearing firm SEC #:	8-11754
Clearing firm name:	Sterne, Agee & Leach, Inc.
Product Code:	All

BRUCE A. LEFAVI SECURITIES, INC.
RECONCILIATION OF NET CAPITAL PER FOCUS REPORT
FILED AND AUDITED FINANCIAL STATEMENTS
June 30, 2005

Net capital as reported in Company's FOCUS report, June 30, 2005	$	102,186
Decrease in total ownership equity due to adjustments by auditors related to deferred income tax accruals and income tax payables.		(4,138)
Increase in total nonallowable assets due to adjustments by auditors related to income tax accruals.		(1,551)
Net capital per audit report, June 30, 2005	$	96,497



Jensen & Keddington, P.C.
Certified Public Accountants

Jeffrey B. Jensen, CPA
Gary K. Keddington, CPA
Brent E. Christensen, CPA
Jeffrey B. Hill, CPA

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

Bruce A. Lefavi
Bruce A. Lefavi Securities, Inc.
Salt Lake City, Utah

In planning and performing our audit of the financial statements of Bruce A. Lefavi Securities, Inc. (the Company), for the year ended June 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control that we consider to be material weaknesses as defined above.

14

Telephone (801) 262-4554
Fax (801) 265-9405

5292 So. College Dr., Suite 101
Salt Lake City, Utah 84123

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Jensen & Keddington

July 29, 2005